SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Discovery of Important Gas Accumulations
in Shallow Waters of the Santos Basin

(Rio de Janeiro, January 26, 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces the discovery in shallow waters at the southern end of the Santos Basin, in the state of São Paulo, of a thick gas column in reservoirs above the post-salt section as a result of drilling of exploratory well 6-BRSA-661-SPS (6-SPS-53) by the Consortium established by Petrobras (63% - Operator) and Repsol (37%) to explore Block BM-S-7,

The well is located about 210 km southeast of the city of Santos, off the coast of the state of São Paulo in a water depth of 214 m (see below). Approved by the ANP (the National Petroleum, Natural Gas and Biofuels Agency), this drilling is part of exploratory activities in accordance with the Evaluation Plan at well 1-BSS-68 where natural gas had been identified in post-salt section reservoirs.

The find was confirmed through cable tests conducted in the sandstone reservoirs situated at a minimum depth of 3,970 meters.

The Consortium is to proceed with its exploratory activities through formation testing to be executed at levels where gas has already been found, thus making it possible to assess the commercial viability of this discovery.

This find is of major importance due to the potential for gas production in the shallow offshore area of the southern Santos Basin.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

Este documento pode conter previsões que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.